Securities and Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                Schedule 13E-3
                        Rule 13e-3 Transaction Statement
     (Pursuant To Section 13(e) of the Securities and Exchange Act of 1934)

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                         BACK BAY RESTAURANT GROUP, INC.
                              (Name of the Issuer)

                         BACK BAY RESTAURANT GROUP, INC.
                                CHARLES F. SARKIS
                               SRC HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)



                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    0563V103
                      (CUSIP Number of Class of Securities)


--------------------------------------------------------------------------------

       FRANCIS J. FEENEY, JR., ESQ.         ALFRED O. ROSE, ESQ.
       HUTCHINS, WHEELER & DITTMAR              ROPES & GRAY
        A PROFESSIONAL CORPORATION        ONE INTERNATIONAL PLACE
          101 FEDERAL STREET            BOSTON, MASSACHUSETTS 02110
       BOSTON, MASSACHUSETTS 02110             (617) 951-7000
            (617) 951-6600

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

--------------------------------------------------------------------------------


This statement is filed in connection with (check the appropriate box):

      a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange of 1934.


      b. / / The filing of a registration statement under the Securities Act of 1933.


      c.   / / A tender offer.


      d.   / / None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

CALCULATION OF FILING FEE


 Transaction Valuation(1)     Amount of Filing Fee(2)
 $40,973,811                  $8,194.76

(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of not less than $10.25 per share of Common Stock, of 3,997,445 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding (assuming the exercise of options to acquire 536,636 shares of Common Stock).


(2)   The amount of the filing fee equals 1/50 of 1% of the transaction value.


/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


AMOUNT PREVIOUSLY PAID: $8,194.76.


FORM OR REGISTRATION NO.: Preliminary Proxy Statement on Schedule 14A.


FILING PARTY: Back Bay Restaurant Group, Inc.


DATE FILED: December 16, 1998.






INTRODUCTION


         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Back Bay Restaurant Group, Inc., a Delaware corporation (the "Issuer" or the "Company"); SRC Holdings, Inc., a Delaware corporation (the "Acquiror"); and Charles F. Sarkis, with respect to a proposed merger (the "Merger") pursuant to which the Acquiror will be merged with and into Issuer with the Issuer as the surviving corporation in the Merger. Charles F. Sarkis (i) beneficially owns 241,566 shares of the Issuer's common stock; (ii) owns shares representing approximately 88.63% of the voting power and approximately 66.85% of the outstanding shares of The Westwood Group, Inc., which in turn owns 673,451 shares, or 19.5%, of the Company's Commmon Stock; (iii) is the Sole Director and President of the Acquiror; and (iv) is the Chairman of the Board, the President and the Chief Executive Officer of the Issuer.


      The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Schedule 14A Proxy Statement of the Issuer attached hereto as Exhibit (d)(1) and filed with the Commission concurrently herewith. The information set forth in the Proxy Statement, including all annexes, schedules, and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Proxy Statement. The cross-reference sheet indicates the caption in the Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Proxy Statement, it is so indicated in the cross-reference sheet.

                             CROSS-REFERENCE SHEET

              Pursuant to General Instruction F to Schedule 13E-3



                               ALL REFERENCES ARE TO PORTIONS OF THE SCHEDULE
                               14A PROXY STATEMENT (UNLESS OTHERWISE INDICATED)
SCHEDULE 13E-E ITEM            AND ALL DOCUMENTS ARE INCORPORATED HEREIN BY
NUMBER AND CAPTION             REFERENCE
============================== =====================================================================

1.   Issuer and Class of Security Subject to the Transaction

     (a) ...................   Front Cover Page; "SUMMARY."

     (b) ...................   Front Cover Page; "SUMMARY"; "INTRODUCTION--Voting at
                               the Special Meeting."

     (c) ...................   "MARKET PRICES AND DIVIDENDS ON THE SHARES."

     (d) ...................   "MARKET PRICES AND DIVIDENDS ON THE SHARES."

     (e) ...................   Not applicable.

     (f) ...................   "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                               OWNERS AND MANAGEMENT."

2.   Identity and Background

     (a)-(d), (g) ..........   "SUMMARY"; "SPECIAL FACTORS--Interests of Certain Persons
                               in the Merger; Conflicts of Interest"; Company's Annual Report on
                               Form 10-K and 10-K/A for the fiscal year ended December 28, 1997.

     (e)-(f) ...............   None.

3.   Past Contacts, Transactions or Negotiations

     (a)-(b) ...............   "SUMMARY"; "SPECIAL FACTORS--Background of the
                               Merger"; "--Interests of Certain Persons in the Merger; Conflicts of
                               Interest"; Company's Annual Report on Form 10-K and 10-K/A for
                               the fiscal year ended December 28, 1997.

4.   Terms of the Transaction

     (a) ...................   "SUMMARY"; "SPECIAL FACTORS--Interests of Certain
                               Persons in the Merger; Conflicts of Interest"; "--Certain Effects of
                               the Merger"; "--Purpose of the Merger"; "THE MERGER--
                               Background of the Merger"; "--Merger Consideration"; "--
                               Effective Time"; "--Conversion of SRC Holdings Stock"; "--
                               Conversion of Back Bay Common Stock; Procedures for Exchange
                               of Certificates"; "--Conduct of the Business Pending the Merger";
                               "--Conditions to the Merger"; "THE MERGER AGREEMENT."

     (b) ...................   "SPECIAL FACTORS--Background of the Merger"; "--Interests
                               of Certain Persons in the Merger; Conflicts of Interest."


                                       3


5.   Plans or Proposals of the Issuer or Affiliate

     (a)-(b) ..........   None.

     (c) ..............   "SPECIAL FACTORS--Certain Effects of the Merger."

     (d) ..............   None.

     (e) ..............   "SUMMARY"; "SPECIAL FACTORS--Certain Effects of the
                          Merger"; "THE MERGER--Effect on Stock Options and Employee
                          Benefit Matters"; "--Nasdaq Delisting"; "MARKET PRICES AND
                          DIVIDENDS ON THE SHARES."

     (f)-(g) ..........   "SUMMARY"; "THE MERGER--Certain Effects of the Merger";
                          "--Effect on Stock Options and Employee Benefit Matters"; "--
                          Nasdaq Delisting."

6.   Source and Amounts of Funds or Other Considerations

     (a),(c) ..........   "THE MERGER--Merger Financing."

     (b) ..............   "THE MERGER--Fees and Expenses"; "THE MERGER
                          AGREEMENT--Termination of the Merger Agreement;
                          Termination Fees."

     (d) ..............   Not applicable.

7.   Purpose(s), Alternatives, Reasons and Effects

     (a) ..............   "SUMMARY"; "SPECIAL FACTORS--Fairness of the Merger;
                          Recommendation of the Board of Directors"; "--Purpose of the
                          Merger."

     (b) ..............   "SPECIAL FACTORS--Background of the Merger"; "--Fairness
                          of the Merger; Recommendation of the Board of Directors."

     (c) ..............   "SPECIAL FACTORS--Background of the Merger"; "--Fairness
                          of the Merger; Recommendation of the Board of Directors";
                          "--Purpose of the Merger."

     (d) ..............   "SUMMARY"; "SPECIAL FACTORS--Interest of Certain Persons
                          in the Merger; Conflicts of Interest"; "--Certain Effects of the
                          Merger"; "Plans for the Company After the Merger"; "THE
                          MERGER--Federal Income Tax Considerations"; "--Anticipated
                          Accounting Treatment"; "--Effect on Stock Options and Employee
                          Benefit Matters"; "--Nasdaq Delisting."

8.   Fairness of the Transaction

     (a) ..............   "SUMMARY"; "INTRODUCTION--Matters to Be Considered at
                          the Special Meeting"; "SPECIAL FACTORS--Fairness of the
                          Merger; Recommendation of the Board of Directors."

     (b) ..............   "SPECIAL FACTORS--Background of the Merger"; "--Fairness
                          of the Merger; Recommendation of the Board of Directors";
                          "REPORT FROM BACK BAY'S FINANCIAL ADVISOR;
                          FAIRNESS OF THE TRANSACTION."


                                       4



      (c) ...............   "SUMMARY"; "INTRODUCTION--Matters to Be Considered at
                            the Special Meeting"; "--Voting at the Special Meeting"; "THE
                            MERGER--Conditions to the Merger"; "THE MERGER
                            AGREEMENT--Conditions to the Merger"; "--Termination of the
                            Merger Agreement; Termination Fees."

      (d) ...............   "SPECIAL FACTORS--Background of the Merger"; "--Fairness
                            of the Merger; Recommendation of the Board of Directors";
                            "REPORT FROM BACK BAY'S FINANCIAL ADVISOR;
                            FAIRNESS OF THE TRANSACTION."

      (e) ...............   "INTRODUCTION--Matters to Be Considered at the Special
                            Meeting"; "--Voting at the Special Meeting"; "SPECIAL
                            FACTORS--Background of the Merger."

      (f) ...............   Not applicable.

9.    Reports, Opinions, Appraisals and Certain Negotiations

      (a), (c) ..........   "SPECIAL FACTORS--Fairness of the Merger; Recommendation
                            of the Board of Directors"; "REPORT FROM BACK BAY'S
                            FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION";
                            Opinion of Schroder & Co., Inc. (Exhibit (b)(1); Report of Schroder
                            & Co., Inc. (Exhibit (b)(2)); Report of Tucker Anthony, Incorporated
                            (Exhibit (b)(3)).

      (b) ...............   "REPORT FROM BACK BAY'S FINANCIAL ADVISOR;
                            FAIRNESS OF THE TRANSACTION"; Opinion of Schroder &
                            Co., Inc. (Exhibit (b)(1); Report of Schroder & Co., Inc. (Exhibit
                            (b)(2)); Report of Tucker Anthony, Incorporated (Exhibit (b)(3)).

10.   Interest in Securities of the Issuer

      (a) ...............   "SUMMARY"; "SPECIAL FACTORS--Interests of Certain
                            Persons in the Merger; Conflicts of Interest"; "--Purpose of the
                            Merger"; "--Certain Effects of the Merger"; "SECURITY
                            OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                            MANAGEMENT."

      (b) ...............   "CERTAIN TRANSACTIONS IN THE COMMON STOCK."

11.   Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

                            "SPECIAL FACTORS--Interests of Certain Persons in the Merger;
                            Conflicts of Interest."

12.   Present Intention and Recommendation of Certain Persons with Regard to the Transaction

      (a)-(b) ...........   "INTRODUCTION--Voting at the Special Meeting"; "--Proxies";
                            "SPECIAL FACTORS--Background of the Merger"; "--Interests
                            of Certain Persons in the Merger"; "--Fairness of the Merger;
                            Recommendation of the Board of Directors"; "SECURITY
                            OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                            MANAGEMENT."

                                       5


13.   Other Provisions of the Transaction

      (a) ..............   "SUMMARY--Rights of Dissenting Holders"; "APPRAISAL
                           RIGHTS."

      (b) ..............   Not applicable.

      (c) ..............   Not applicable.

14.   Financial Information

      (a)-(b) ..........   "SELECTED CONSOLIDATED FINANCIAL DATA OF THE
                           COMPANY"; Company's Annual Report on Form 10-K and 10-K/A
                           for the fiscal year ended December 28, 1997; Company's Quarterly
                           Reports on Form 10-Q for the quarters ended March 29, 1998, June
                           28, 1998 and September 27, 1998.

15.   Persons and Assets Employed, Retained or Utilized

      (a) ..............   "SPECIAL FACTORS--Interests of Certain Persons in the Merger;
                           Conflicts of Interest"; "--Purpose of the Merger"; "THE MERGER
                           AGREEMENT--Termination of the Merger Agreement;
                           Termination Fees."

      (b) ..............   "SPECIAL FACTORS--Background of the Merger"; "THE
                           MERGER--Fees and Expenses"; "REPORT FROM BACK BAY'S
                           FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION."

16.   Additional Information

                           The Proxy Statement is incorporated herein by reference in its entirety.

17.   Materials to be Filed as Exhibits

      (a)(1) ...........   Commitment Letter from Finova Capital Corporation, dated
                           November 24, 1998 (filed herewith).

      (a)(2) ...........   Commitment Letter from DDJ Capital Management, LLC, dated
                           December 3, 1998 (filed herewith).

      (b)(1) ...........   Opinion of Schroder & Co., Inc., dated December 2, 1998 (incorporated by reference to Annex II to the Proxy Statement which is filed herewith as Exhibit (d)(1)).

      (b)(2) ...........   Report of Schroder & Co., Inc. presented to the Special Committee of the
                           Board of Directors and the Board of Directors of Back Bay Restaurant
                           Group, Inc. on December 2, 1998 (filed herewith).

      (b)(3) ...........   Report of Tucker Anthony, Incorporated presented to the Special
                           Committee of the Board of Directors of Back Bay Restaurant Group,
                           Inc. on October 21, 1998 (filed herewith).

      (c) ..............   Agreement and Plan of Merger, dated as of December 3, 1998, between the Issuer and the Acquiror (incorporated by reference to
                           Annex I to the Proxy Statement which is filed herewith as Exhibit (d)(1)).

      (d)(1) ...........   Schedule 14A Preliminary Proxy Statement pursuant to Section
                           14(a) of the Securities Exchange Act of 1934, filed December 16,
                           1998, by the Company (filed herewith).

      (d)(2) ...........   Form of Proxy (filed herewith).


                                       6



(d)(3) ..........   Text of Press Release issued by the Acquiror and Issuer dated
                    December 3, 1998 (filed herewith).

(e) .............   Section 262 of Delaware General Corporation Law (incorporated by reference to Annex III to the Proxy Statement which is filed herewith as Exhibit (d)(1)).

(f) .............   Not applicable.

Item 1.     Issuer and Class of Security Subject to the Transaction.


      (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY" and "INTRODUCTION" of the Proxy Statement is incorporated herein by reference.


      (b) The information concerning the shares of common stock, par value $0.01 per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY" and "INTRODUCTION--Voting at the Special Meeting" of the Proxy Statement is incorporated herein by reference.


      (c) The information concerning the principal market in which the Shares are traded set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" of the Proxy Statement is incorporated herein by reference.


      (d) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" of the Proxy Statement is incorporated herein by reference.


      (e)        Not applicable.


      (f) The information concerning purchases of Shares of the Issuer set forth in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.


Item 2.     Identity and Background.


     (a)-(d),(g) The persons filing this Statement are Back Bay Restaurant Group, Inc. (the issuer of the class of equity securities that is the subject of the Rule 13E-3 transaction (the "Issuer" or the "Company"), Charles F. Sarkis and SRC Holdings, Inc., a newly formed Delaware corporation (the "Acquiror"). The Acquiror was organized by Charles F. Sarkis for the purpose of effecting the Rule 13E-3 transaction described herein. The business address of the Company, Charles F. Sarkis and Acquiror is 284 Newbury Street, Boston, Massachusetts, 02115. Mr. Sarkis is a United States citizen and is the Company's President, Chairman of the Board and Chief Executive Officer. The information concerning Charles F. Sarkis and Acquiror set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the information set forth in the Company's Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 28, 1997 is incorporated herein by reference.


     (e)-(f) None of the Company, Charles F. Sarkis, the Acquiror, or any executive officer, director or person controlling the Company or Acquiror (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.


Item 3.     Past Contacts, Transactions or Negotiations.


     (a)-(b) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS-- Background of the Merger," and "--Interests of Certain Persons in the Merger; Conflicts of Interest" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the information set forth in the Company's Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 28, 1997 is incorporated herein by reference.


Item 4.     Terms of the Transaction.


     (a) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Purpose of the Merger," "THE MERGER--Background of the Merger," "--Merger Consideration," "--Effective Time," "--Conversion of SRC Holdings Stock," "--Conversion of Back Bay Common Stock; Procedures for Exchange of Certificates," "--Conduct of the Business Pending the Merger," "--Conditions to the Merger" and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Interests of Certain Persons in the Merger; Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.


Item 5.     Plans or Proposals of the Issuer or Affiliate.


      (a)-(b)    None.


      (c) The information set forth in the section entitled "SPECIAL FACTORS--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.


      (d)        None.


      (e) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Certain Effects of the Merger," "THE MERGER--Effect on Stock Options and Employee Benefit Matters," "--Nasdaq Delisting" and "MARKET PRICES AND DIVIDENDS ON THE SHARES" of the Proxy Statement is incorporated herein by reference.


      (f)-(g) The information set forth in the sections entitled "SUMMARY," "THE MERGER --Certain Effects of the Merger," "--Effect on Stock Options and Employee Benefit Matters" and "--Nasdaq Delisting" of the Proxy Statement is incorporated herein by reference.


Item 6.     Source and Amount of Funds or Other Consideration.


      (a),(c) The information set forth in the section entitled "THE MERGER--Merger Financing" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled "THE MERGER--Fees and Expenses" and "THE MERGER AGREEMENT--Termination of the Merger Agreement; Termination Fees" of the Proxy Statement is incorporated herein by reference.


      (d)        No request is made pursuant to Item 6(d) of Schedule 13E-3.


Item 7.     Purpose(s), Alternatives, Reasons and Effects.


      (a) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors" and "--Purpose of the Merger" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Fairness of the Merger;
Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.


      (c) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors" and "--Purpose of the Merger" of the Proxy Statement is incorporated herein by reference.


      (d) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "THE MERGER--Federal Income Tax Considerations," "--Anticipated Accounting Treatment," "--Effect on Stock Options and Employee Benefit Matters" and "--Nasdaq Delisting" of the Proxy Statement is incorporated herein by reference.


Item 8.     Fairness of the Transaction.


      (a) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Matters to Be Considered at the Special Meeting" and "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors" and "REPORT FROM BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.


      (c) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Matters to Be Considered at the Special Meeting," "--Voting at the Special Meeting," "THE MERGER--Conditions to the Merger," "THE MERGER AGREEMENT--Conditions to the Merger" and "--Termination of the Merger Agreement; Termination Fees" of the Proxy Statement is incorporated herein by reference.


      (d) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors" and "REPORT FROM BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.


      (e) The information set forth in the sections entitled "INTRODUCTION--Matters to Be Considered at the Special Meeting," "--Voting at the Special Meeting" and "SPECIAL FACTORS--Background of the Merger" of the Proxy Statement is incorporated herein by reference.


      (f) There have been no other offers of which the Issuer or affiliate is aware as described in Item 8(b)(viii) of the instructions to Item 8(b) of Schedule 13E-3.


Item 9.     Reports, Opinions, Appraisals and Certain Negotiations.


      (a), (c)   The information set forth in the sections entitled "SPECIAL
FACTORS--Fairness of the Merger; Recommendation of the Board of Directors," and "REPORT FROM BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the Opinion of Schroder & Co., Inc., dated December 2, 1998, the Report of Schroder & Co., Inc., presented to the Special Committee of the Board of Directors and the Board of Directors of the Issuer on December 2, 1998, and the Report of Tucker Anthony, Incorporated, presented to the Special Committee of the Directors of the Issuer on October 21, 1998, attached at Exhibits (b)(1), (b)(2) and (b)(3) respectively, are incorporated herein by reference. Copies of the Opinion and the Reports mentioned in this paragraph will be made available for inspection and copying at 284 Newbury Street, Boston, Massachusetts, 02115, during regular business hours for any interested holder of the Company's Common Stock. Copies of the Opinion and the Reports mentioned in this paragraph may also be transmitted to any interested holder of the Company's Common Stock at the expense of the stockholder, if so requested.


      (b) The Acquiror engaged Tucker Anthony Incorporated ("Tucker Anthony"), a nationally recognized investment banking firm to assist in the preliminary review and evaluation of the Company, advise the Acquiror in the development of an overall strategy for a transaction with the Company, assist in the preparation and negotiation of a definitive merger agreement and identify and contact potential capital sources.


          Tucker Anthony, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of transactions. The Acquiror selected Tucker Anthony as a financial advisor on the basis of its experience and expertise in transactions similar to the merger contemplated in this 13E-3 transaction, its reputation and experience with restaurants and investment communities and its historical investment banking relationship with the Company. Tucker Anthony served as an underwriter to the Company in connection with the Company's 1992 initial public offering.


          The attached report was presented to the Special Committee of the Board of Directors on October 21, 1998, at the behest of the Acquiror, to demonstrate the benefits of the Acquiror's proposal to purchase the Company based on a review of comparable transactions in the restaurant industry, comparable company analysis and earnings valuations. The section entitled "REPORT FROM BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3 the Opinion of Schroder & Co., Inc., dated December 2, 1998, the Report of Schroder & Co., Inc., presented to the Special Committee of the Board of Directors and the Board of Directors of the Issuer on December 2, 1998 and the Report of Tucker Anthony, Incorporated, presented to the Special Committee of the Board of Directors of the Issuer on October 21, 1998, attached as Exhibits (b)(1), (b)(2) and (b)(3) respectively, are incorporated herein by reference.

Item 10.    Interest in Securities of the Issuer.


      (a) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Purpose of the Merger," "--Certain Effects of the Merger" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the section entitled "CERTAIN TRANSACTIONS IN THE COMMON STOCK" is incorporated herein by reference.


Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.


            The information set forth in the section entitled "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.


Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.


      (a)-(b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Background of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Fairness of the Merger; Recommendation of the Board of Directors" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.


Item 13.    Other Provisions of the Transaction.


      (a) The information set forth in the sections entitled "SUMMARY-- Rights of Dissenting Holders" and "APPRAISAL RIGHTS" of the Proxy Statement is incorporated herein by reference.


      (b)        Not applicable.


      (c)        Not applicable.


Item 14.    Financial Information.


      (a)-(b) The information set forth in the section entitled "SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY" of the Proxy Statement, is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the Company's Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 28, 1997 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 29, 1998, June 28, 1998 and September 27, 1998 are incorporated herein by reference.


Item 15.    Persons and Assets Employed, Retained or Utilized.


      (a) The information set forth in the sections entitled "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Purpose of the Merger" and "THE MERGER AGREEMENT--Termination of the Merger Agreement; Termination Fees" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled, "SPECIAL FACTORS--Background of the Merger," "THE MERGER--Fees and Expenses" and "REPORT OF BACK BAY'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.


Item 16.    Additional Information.


      The Proxy Statement is incorporated herein by reference in its entirety.


Item 17.    Material to Be Filed as Exhibits.


      (a)(1) Commitment Letter from Finova Capital Corporation, dated November 24, 1998 (filed herewith).


      (a)(2) Commitment Letter from DDJ Capital Management, LLC, dated December 3, 1998 (filed herewith).

      (b)(1) Opinion of Schroder & Co., Inc., dated December 2, 1998 (incorporated by reference to Annex II to the Proxy Statement which is filed herewith as Exhibit (d)(1)).


      (b)(2) Report of Schroder & Co., Inc. presented to the Special Committee of the Board of Directors and the Board of Directors of Back Bay Restaurant Group, Inc. on December 2, 1998 (filed herewith).


      (b)(3) Report of Tucker Anthony, Incorporated presented to the Special Committee of the Board of Directors of Back Bay Restaurant Group, Inc. on October 21, 1998.


      (c) Agreement and Plan of Merger dated as of December 3, 1998, between the Issuer and the Acquiror (incorporated by reference to Annex I to the Proxy Statement which is filed herewith as Exhibit (d)(1)).


      (d)(1) Schedule 14A Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed December 16, 1998, by the Company (filed herewith).


      (d)(2)     Form of Proxy (filed herewith).


      (d)(3) Text of Press Release issued by the Acquiror and Issuer dated December 3, 1998 (filed herewith).


      (e) Section 262 of Delaware General Corporation Law (incorporated by reference to Annex III to the Proxy Statement which is filed herewith as Exhibit (d)(1)).


      (f)        Not applicable.

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           Back Bay Restaurant Group, Inc.



Dated: December 16, 1998                   By: /s/ Francis P. Bissaillon
                                           ------------------------------
                                           Executive Vice President
                                           and Chief Financial Officer



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


                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           CHARLES F. SARKIS




Dated: December 16, 1998                   /s/ Charles F. Sarkis
                                           ------------------------------
                                           Name: Charles F. Sarkis

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           SRC HOLDINGS, INC.



Dated: December 16, 1998                   /s/ Charles F. Sarkis
                                           ------------------------------
                                           Name: Charles F. Sarkis
                                           Title: President










HWD: 372063-1



                                      S-3